UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                               FORM 10-SB
                GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934

                              AXIS COM, INC.
           (Exact name of registrant as specified in its charter)

       Nevada                                88-0469539
(State of organization)	         (I.R.S. Employer Identification No.)

         3360 West Sahara Avenue, Suite 200, Las Vegas, NV 89102
                 (Address of principal executive offices)

     Registrant's telephone number, including area code (702) 732-2253

     Registrant's facsimile number, including area code (702) 940-4006

     Registrant's Attorney:  Adam U. Shaikh, Esq., 3360 W. Sahara Ave.,
                             Suite 200, Las Vegas, NV 89102,
                             Telephone (702) 732-2253
                             Fax (702) 940-4006

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

                                  [1]

Item 1. Description of business

Axis.com, Inc. is a Nevada corporation formed under the laws of the State of Nevada on August 4, 2000. Its principal place of business is located at 3360 West Sahara Avenue, Suite 200, Las Vegas, NV 89102. Axis was organized to engage in any lawful corporate business.

The primary activity of Axis is to locate and consummate a merger or acquisition with a private entity.

Axis  has been in the developmental stage since inception and has no operating
history  other  than  organizational  matters.   Axis has no operations and in
accordance with SFAS #7, is considered a development stage company.

Mr. Lovell, Mr. Shaikh, and Mr. Thomas, Axis's sole officers and directors, have elected to begin implementing Axis's principal business purpose, described below under "Item 2, Plan of Operation". As such, Axis can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify Axis as a "blank check" company.

Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in A xis's securities until such time as Axis has successfully implemented its business plan.

Axis  is  filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase Axis's access to financial markets. Axis plans to increase its access to financial markets by gaining reporting status on the over-the-counter bulletin board. In the event Axis's obligation to file periodic reports is suspended pursuant to the Exchange Act, Axis anticipates that it will continue to voluntarily file such reports.

Risk factors

Axis's  business is subject to numerous risk factors, including the following:

Axis has no operating history, has received no revenue and has minimal assets.

Axis has had no operating history and has received no revenues or earnings from operations. Axis has no significant assets or financial resources. Axis will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in Axis incurring a net operating loss, which will increase continuously until Axis completes a business combination with a profitable business opportunity. There is no assurance that Axis will identify a business opportunity or complete a business combination.

                                   [2]

Axis's proposed operations are speculative and may not succeed

The success of Axis's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of any potential business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that Axis will successfully locate candidates meeting such criteria. In the event Axis completes a business combination, the success of Axis's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond Axis's control.

There is a scarcity of companies that may wish to merge or acquire with Axis and the competition for such business opportunities and combinations is great

Axis is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may also be desirable target candidates for Axis.

Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than Axis, and is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

Additionally, Axis has no way to distinguish itself from other blank check companies.

Axis  will  also compete with numerous other small public companies in seeking
merger or acquisition  candidates.   Axis's competition will include operating
companies that are likewise looking for acquisition and merger candidates.

Axis  currently  has  no  agreements  for  business  combinations   or   other
transactions and has no standards for approving business combinations.

Axis has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance that Axis will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. Axis has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Axis never commenced any operational activities. There is no assurance that Axis will be able to negotiate a business combination on terms favorable to Axis. Axis has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria that it will require a target business opportunity to have achieved, and without which Axis would not consider a business combination in any form with such business opportunity. Accordingly, Axis may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

                                  [3]

Axis is dependent on management that has limited or no business experience and only a partial time commitment to Axis.

While seeking a business combination, management anticipates devoting ten to twenty hours per month to the business of Axis. Axis's sole officer has not entered into written employment agreement with Axis and does not expect to do so in the foreseeable future.

Axis has no key man insurance despite the dependence on management.

Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of Axis's business and its likelihood of continuing operations. Despite this, Axis has not obtained key man life insurance on its officer or director. See "Management."

Reporting requirements may delay or preclude acquisition.

Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for Axis acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude Axis from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Lack of market research of marketing organization.

Axis has conducted minimal market research indicating that market demand exists for the transactions contemplated by Axis.

Moreover, Axis has limited marketing organization. If there is demand for a business combination as contemplated by Axis, there is no assurance Axis will successfully complete such transaction.

Lack of diversification

In all likelihood, Axis's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. Axis's inability to diversify its activities into a number of areas may subject Axis to economic fluctuations within a particular business or industry, thereby increasing the risks associated with Axis's operations.

Axis may, in the future, be subject to the Investment Company Act of 1940.

Although Axis will be subject to regulation under the Securities Exchange Act of 1934; management believes Axis will not be subject to regulation under the Investment Company Act of 1940, insofar as Axis will not be engaged in the business of investing or trading in securities. In the event Axis engages in business combinations, which result in Axis holding passive investment interests in a number of entities, Axis could be subject to regulation under the Investment Company Act of 1940. In such event, Axis would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Axis has obtained no formal determination from the Securities and Exchange Commission as to the status of Axis under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Axis to material adverse consequences.

                                     [4]

Axis will probably be subject to a change in control of management.

A business combination involving the issuance of Axis's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in Axis Any such business combination may require management of Axis to sell or transfer all or portions of Axis's common stock held by them, or resign as members of the Board of Director of Axis The resulting change in control of Axis could result in removal of one or more present officer and director of Axis and a corresponding reduction in or elimination of their participation in the future affairs of Axis.

A reduction of the percentage of share ownership of Axis may follow a business combination.

Axis's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in Axis issuing securities to shareholders of such private companies. Issuing previously authorized and unissued common stock of Axis will reduce the percentage of shares owned by present and prospective shareholders, and a change in Axis's control and/or management.

Requirement of audited financial statements may disqualify business opportunities.

Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with Axis, rather than incur the expenses associated with preparing audited financial statements.

Blue sky considerations.

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and Axis has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market.


Non - issuer trading or resales of Axis securities are exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind- pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for Axis securities to be a limited one.

                             [5]

Item 2. Management's discussion and analysis or plan of operation note regarding projections and forward looking statements.

Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

Plan of operation - general

Axis plans to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, Axis has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company and Axis has not identified any specific business or a company for investigation and evaluation. No member of Management or any promoter of Axis, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of Axis

Axis will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature.

Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict Axis's virtually unlimited discretion to search for and enter into a business combination. Axis may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company.

In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. Axis may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries. Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly- traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items.

                                 [6]

Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Management believes that Axis may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, Axis would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities.

The assets of the acquired business will ordinarily secure the borrowing involved in a leveraged transaction. If that business were not able to generate sufficient revenues to make payments on the debt incurred by Axis to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that Axis must commit to acquire a business, may correspondingly increase the risk of loss to Axis

Axis can give no assurance as to the terms or availability of financing for any acquisition. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which Axis may obtain funds for purposes of a leveraged buy - out may impose restrictions on the
future borrowing, distribution, and  operating  policies  of  Axis   It is not
possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on Axis.

Axis has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes Axis will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. However, a business that conducts a public will raise capital, but will not raise capital as a result of merging with Axis. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. Axis will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Forms 8-K, agreements, and related reports and documents. At a minimum, It will be necessary to file a Form 8K. Additionally, 10Qs and 10Ks will need to be filed as necessary.

Nevertheless, the officers and directors of Axis have not conducted market research and are not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business.

Axis does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties. Axis will not restrict its search for any specific kind of firms, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which Axis may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Axis may offer. However, Axis does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as Axis has successfully consummated such a merger or acquisition. Axis also has no plans to conduct any offerings under Regulation S.

                                 [7]

Currently, Axis has minimal cash. Additional funds will have to be raised via securities issues or will need to be borrowed from management in order to properly pursue its business plan.Should Axis be unable to raise the necessary funds in the next 12 months, Axis would be unable to fully implement its business plan and may be unable to implement its business plan at all. In such an event, all active operations of Axis would cease.

Sources of opportunities

Axis will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officer and director as well as indirect associations between them and other business and professional people. It is not presently anticipated that Axis will engage professional firms specializing in business acquisitions or reorganizations. Management, while not especially experienced in matters relating to the new business of Axis, will rely upon their own efforts and, to a much lesser extent, the efforts of Axis's shareholders, in accomplishing the business purposes of Axis It is not anticipated that any outside consultants or advisors, other than Axis's legal counsel and accountants, will be utilized by Axis to effectuate its business purposes described herein. However, if Axis does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger / acquisition candidate, as Axis has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future.

In the past, Axis's management has never used outside consultants or advisors in connection with a merger or acquisition. As is customary in the industry, a finder's fee for locating an acquisition prospect may be necessary. If any such fee is paid, it will have to be approved and paid for by the target candidate because Axis has no cash. Any such payment would be done in accordance with industry standards.

Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Axis, if such person plays a material role in bringing a transaction to Axis.

Mr. Lovell, Mr. Shaikh, and Mr. Thomas do have general business experience as disclosed in the resume.

                                  [8]


Evaluation of opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officer and director of Axis (see "Management"). Management intends to concentrate on identifying prospective business opportunities, which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as;

1. the available technical, financial and managerial resources
2. working capital and other financial requirements
3. history of operation, if any
4. prospects for the future
5. present and expected competition
6. the quality and experience of management services which may be available and the depth of that management
7. the potential for further research, development or exploration
8. specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Axis
9. the potential for growth or expansion
10. the potential for profit
11. the perceived public recognition or acceptance of products, services or trades
12. name identification

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, Axis intends to utilize written reports and personal investigation to evaluate the above factors. Axis will not acquire or merge with any company for which audited financial statements cannot be obtained. Opportunities in which Axis participates will present certain risks, many of
which   cannot   be   identified   adequately  prior  to  selecting a specific
opportunity. Axis's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to Axis's participation.) Even after Axis's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies, which may not succeed. Axis and, therefore, its shareholders will assume such risks.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements,disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision were made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by Axis of the related costs incurred. There is the additional risk that Axis will not find a suitable target. Management does not believe Axis will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in Axis will be realized, and there will not, most likely, be a market for Axis's stock.

                                [9]

Acquisition of opportunities

In implementing a structure for a particular business acquisition, Axis may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of Axis will not be in control of Axis. In addition, a majority or all of Axis's officer and director may, as part of the terms of the transaction, resign and be replaced by new officer and director without a vote of Axis's shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, Axis may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market, which may develop in Axis's Common Stock, may have a depressive effect on such market. While the actual terms of a transaction to which Axis may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368 (a) (1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code").

In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of Axis, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of Axis's investigation, officers and directors of Axis will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Axis's limited financial resources and management expertise. The manner in which Axis participates in an opportunity with a target company will depend on the nature of the opportunity, the respective needs and desires of Axis and other parties, the management of the opportunity, and the relative negotiating strength of Axis and such other management. With respect to any mergers or acquisitions, negotiations with Target Company, management will be expected to focus on the percentage of Axis, which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Axis's shareholders will, in all likelihood, hold a lesser percentage ownership interest in Axis following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event Axis acquires a target company with substantial assets. Any merger or acquisition effected by Axis can be expected to have a significant dilutive effect on the percentage of shares held by Axis then shareholders, including purchasers in this offering. Management has advanced, and will continue to advance, funds, which shall be used by Axis in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

                                  [10]

It is expected that amounts to conduct investigations will be less than $10,000 and that such amount will come from Mr. Lovell, Mr. Shaikh, and Mr. Thomas. Additional funds may need to be raised if the amount exceeds this or Mr. Lovell, Mr. Shaikh, and Mr. Thomas are short on funds.

Mr. Lovell, Mr. Shaikh, and Mr. Thomas may contribute up to $10,000 for acquisition investigations. However, Mr. Lovell, Mr. Shaikh, and Mr. Thomas are not obligated to advance any additional amount to Axis. Axis may be required to issue stock to raise additional funds if Mr. Lovell, Mr. Shaikh, and Mr. Thomas cannot provide said funds.


Competition

Axis is an insignificant participant among firms, which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture
capital   firms,  which have  significantly  greater  financial  and  personal resources, technical expertise and experience than Axis. In view of Axis's limited financial resources and management availability, Axis will continue to be at significant competitive disadvantage vis-a-vis the Axis competitors. Axis will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial backing.


Regulation and taxation

The Investment Company Act of 1940 defines an "investment company." as an issuer, which is or holds it out as being engaged primarily in the business of investing, reinvesting or trading securities. While Axis does not intend to engage in such activities, Axis may obtain and hold a minority interest in a number of development stage enterprises. Axis could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review Axis's activities from time to time with a view toward reducing the likelihood Axis could be classified as an "investment company." Axis intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to Axis, and to any target company.

Employees

Axis's only employees at the present time are its officer and director, who will devote, as much time as the Board of Director determine is necessary to carry out the affairs of Axis. (See "Management").

Mr. Lovell, Mr. Shaikh, and Mr. Thomas's time devotion to Axis would be estimated at 10 hours a month until further fundraising or a merger/ acquisition.

                                   [11]


Item 3. Description of property

Axis neither owns nor leases any real property at this time. Axis conducts its business from 3360 West Sahara Avenue, Suite 200, Las Vegas, NV 89102.

Item 4.  Security ownership of certain beneficial owners and management.

As of August 4, 2000, Mr. Lovell, Mr. Shaikh, and Mr.Thomas are the beneficial owners of thirty-three and thirty-three hundredths percent (33.33%) each of Axis's common stock. The management of Axis does own stock in Axis.

Title of Class     Name of Beneficial      Amount and Nature      Percent
                   Owner (1)               of Beneficial          Of Class
                                           Owner(2)

Common Stock       Adam U. Shaikh          1,000,000              33%

Common Stock       Danny J. Lovell         1,000,000              33%

Common Stock       Eliot J. Thomas         1,000,000              33%

Common Stock       Officers and Directors  3,000,000              100%


Item 5.  Directors, executive officers, promoters, and control persons.

The members of the Board of Director of Axis serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Director. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person. Axis's officer and director will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Axis are as follows:

                                  [12]

Name                      Age           Position

Danny Lovell              27            President, Director

Adam U. Shaikh		          27			         Secretary, Director

Eliot Thomas		 	          30 			        Treasurer, Director


Danny J. Lovell. President/Director, Age 27.

Mr. Lovell graduated with B.A. in Education from Illinois State University in 1998. Mr. Lovell was an educator in the Peoria, Illinois School System during the 1999-2000 school year. Mr. Lovell is currently an office manager in a Las Vegas law firm.

Eliot J. Thomas. Treasurer/Director, Age 30.

Mr. Thomas graduated with B.S. in Accounting from the University of Nebraska at Omaha in 1996. Mr. Thomas received his J.D. from Drake University Law School in 1999 and is currently employed as a law clerk in a Las Vegas law firm.

Adam U. Shaikh. Secretary/Director, Age 27.

Mr. Shaikh graduated with a B.A. in Political Science/History from Iowa State University in 1996. Mr. Shaikh received a J.D. from Drake University Law School in 1999 and received his license to practice law in 1999 in Nevada. He is currently employed as an attorney in a Las Vegas law firm.


Blank check experience

Currently, President Danny Lovell, Secretary Adam Shaikh, and Treasurer Eliot Thomas are officers and directors for two other blank check companies, Loanspaid.com, Inc., Freelance.com, Inc., and Divia.com, Inc. Currently, Loanspaid.com, Freelance.com and Divia.com, Inc. have not been cleared by the SEC. Therefore, there has been no public offering as of yet.

Other blank check companies

Name of Company          Registration Form      Date Filed         Status

Loanspaid.com, Inc.		    SB-2	                  7/10/2000          Pending
Freelance.com, Inc.		    SB-2	                  7/10/2000          Pending

Divia.com, Inc.		        SB-2	                  8/2/2000           Will be
                                                                   effective
                                                        								   October 4th

There is no family relationship between any of the officer and director of the Axis. The Axis Board of Director has not established any committees.

                                [13]

Conflicts of interest


Management anticipates it will devote only a minor amount of time to Axis 's affairs. Currently, Mr. Lovell, Mr. Shaikh, and Mr. Thomas work fulltime at their respective employers. Mr. Lovell, Mr. Shaikh, and Mr. Thomas may in the future become a shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by Axis. Axis does not currently have a formal right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Axis's proposed business operations.

Mr. Lovell, Mr. Shaikh, and Mr. Thomas, so long as they are an officer of Axis.
are subject to the restriction  that  all opportunities contemplated by Axis's plan of operation which come to their  attention, either in the performance of their duties or in any other manner, will  be considered opportunities of, and be made available to Axis and the companies that they are affiliated with on an equal basis. A breach of  this  requirement  will be a breach of the fiduciary duties of the  officer  or  director. If a situation arises in which more than one company  desires  to  merge  with  or  acquire that target company and the principals of the proposed target company  have  no  preference  as  to  which company will merge or acquire such target company, Axis of which the President first became an officer and director will be  entitled  to  proceed  with  the
transaction.   Except  as  set  forth  above,  Axis  has not adopted any other conflict of interest policy with respect to such transactions.

Investment company act of 1940

Although Axis will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Axis will not be subject to regulation under the Investment Company Act of 1940 insofar as Axis will not be engaged in the business of investing or trading in securities. In the event Axis engages in business combinations, which result in Axis holding passive investment interests in a number of entities, Axis could be subject to regulation under the Investment Company Act of 1940. In such event, Axis would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Axis has obtained no formal determination from the Securities and Exchange Commission as to the status of Axis under the Investment Company Corp. Act of 1940 and,consequently, any violation of such Act would subject Axis to material adverse consequences.

Item 6.  Executive compensation

There is no executive compensation given to Mr. Lovell,  Mr.  Shaikh,  and Mr.
Thomas.  It is possible that, after Axis successfully  consummates a merger or acquisition with an unaffiliated entity, that  entity  may desire to employ or retain one or more members of Axis's management  for the purposes of providing services to the surviving entity, or  otherwise  provide other compensation to such persons. It is possible that persons associated with management may refer a  prospective  merger  or  acquisition  candidate to Axis. In the event  Axis consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for  their  referral in the form of a finder's fee. It is anticipated that this fee  will be either in the form of restricted common stock issued by Axis as part  of the terms of the proposed transaction, or will be in the form of cash consideration.However, if such compensation is in  the  form  of  cash,  the  acquisition  or  merger candidate  will  tender  such  payment, because  Axis  has  insufficient  cash available. The amount of such finder's fee cannot be determined as of the date
of  this  registration  statement,  but  is  expected  to   be  comparable  to
consideration  normally  paid in like transactions. No member of management of
Axis will receive any finder's fee, either directly or indirectly, as a result of his or her respective  efforts  to  implement Axis's business plan outlined herein. Persons "associated" with management  are  meant to  refer  to persons with whom management may have had other business dealings,  but  who  are  not affiliated with or relatives of management. The Registrant  for the benefit of its employees has adopted no retirement, pension, profit sharing, stock option or insurance programs or other similar programs.

                                  [14]

Item 7.  Certain relationships and related transactions

There are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

Adam U. Shaikh, Axis's Secretary and Director, also serves as the Company's general counsel.


Item 8.  Legal proceedings.

Axis is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Axis has been threatened.

Item 9.  Market for common equity and related stockholder matters.

Axis's common stock is not traded on any exchange or OTC market.Management has not undertaken any discussions, preliminary or otherwise, with any prospective market  maker  concerning the participation of such market maker in the after-
market for Axis's securities and management does not  intend  to  initiate any
such  discussions  until  such  time  as  Axis  has  consummated a merger   or
acquisition. There is no assurance that a trading market will ever develop or,
if such a market does develop, that it  will  continue.   After  a  merger  or
acquisition has been completed,  Axis's  officer and director will most likely be the person to  contact  prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by Axis will contact prospective  market makers. Axis does not intend to use consultants to contact market makers.

                              [15]

Market price

The  Registrant's  Common  Stock  is not quoted at the present time. Effective
August 11, 1993, the Securities and  Exchange  Commission  adopted Rule 15g-9, which established the definition of a "penny stock," for purposes  relevant to
Axis, as any equity security that has a market price of  less  than  $5.00 per share or with an exercise price  of  less  than  $5.00  per  share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a  broker or dealer approve a person's account for transactions in penny  stocks;  and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of  the  penny  stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial  information and investment experience and objectives of the person;
and (ii) make a reasonable determination that the transactions in penny stocks are suitable  for  that  person  and  that person has sufficient knowledge and experience in financial matters to be  capable  of  evaluating  the  risks  of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny  stock,  a  disclosure  schedule  prepared  by  the
Commission relating to  the  penny stock market, which, in highlight form, (i)
sets  forth  the  basis  on  which the broker or dealer made  the  suitability determination; and (ii) that the broker or dealer received  a  signed, written agreement from the investor prior to the  transaction.  Disclosure also has to be made about the risks of investing in  penny stocks in both public offerings and in secondary trading,  and  about  commissions payable to both the broker-
dealer  and  the  registered   representative,   current  quotations  for  the
securities and the rights and remedies available  to  an  investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and
information on the limited market in penny stocks.   The  National Association
of  Securities  Dealers,  Inc.  (the  "NASD"),  which  administers NASDAQ, has recently  made changes in the criteria for initial listing on the NASDAQ Small
Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last  three fiscal years. For initial listing, the common stock must also have a minimum  bid  price  of $4 per share. In order to continue to be included on
NASDAQ, a company must  maintain  $2,000,000  in  net  tangible  assets  and a
$1,000,000 market value  of  its  publicly  traded  securities.  In  addition, continued  inclusion  requires two market makers and a minimum  bid  price  of
$1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate, which will allow Axis securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, that Axis will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Axis to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Axis securities on a national exchange. In such events, trading, if any, in Axis securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Axis securities.

                               [16]

Holders

As of August 4, 2000, there are 3 holders of Axis's common shares.All of these shareholders hold restricted stock pursuant to, Section 4(2) exemption. All shareholders hold restricted stock pursuant to Rule 144.

Shares sold in the future may have to comply with Rule 144.

All of the 3,000,000 shares, which are held by management, have been issued in reliance on the private placement exemption under the  amended  Securities Act of 1933.  Such shares will not be available for sale in the open market without separate registration  except  in  reliance  upon  Rule  144  under  the  Act.
In general, under  Rule  144 a person (or persons whose shares are aggregated)
who has beneficially owned  shares acquired in a non-public transaction for at least  one  year,  including  persons who may be deemed affiliates of Axis (as that  term  is  defined  under  the  Act) would be entitled to sell within any three-month period a number of shares  that  does not exceed the greater of 1%
of  the  then  outstanding  shares   of  common  stock,  or the average weekly
reported  trading  volume  on  all   national securities exchanges and through
NASDAQ  during  the  four  calendar  weeks  preceding such sale, provided that certain  current  public  information  is  then  available.  If  a substantial number of the shares owned by management were sold pursuant to Rule 144  or  a registered offering, the market price of the common stock could  be  adversely affected.

Dividends

The Registrant has not paid any dividends to date and has no plans to do so in the immediate future.

Item 10.  Recent sales of unregistered securities.

On August 4, 2000, 1,000,000 shares were issued to Adam U. Shaikh, 1,000,000 to Danny Lovell and 1,000,000 to Eliot Thomas under Rule 4(2).


Item 11.  Description of securities.

Common stock

Axis was incorporated on August 4, 2000, as Axis.com, Inc., with an authorized share capital of Twenty-Five Million (25,000,000) shares of Common Stock. Upon incorporation, Axis initially issued Three Million (3,000,000) Common Shares with par value of $.001. These shares were restricted under Rule 144 of the Securities Act of 1933, as amended.

The Axis Articles of Incorporation authorizes the issuance of 25,000,000 shares of Common stock, of which 3,000,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are without pre-emptive rights and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by Axis from time- to- time, from funds legally available. In the event of a liquidation, dissolution, or winding up of Axis, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities. Management is not aware of any circumstances in which additional shares of any class or series of Axis's stock are to be issued to management or promoters, or affiliates or associates of either.

                                 [17]

Future tradability of shares.

On January 21, 2000, Mr. Richard K. Wulff, Chief of Office of Small Business for the SEC, issued an interpretative letter to Mr. Ken Worm, Assistant
Director of the OTC Compliance Unit of the NASD Regulation, concerning the tradability of stock issued in limited operation companies. Mr. Wulff's interpretation was that stock issued or gifted under an exemption under the 1933 Act would not be considered free trading.

Item 12.  Indemnification of directors and officers.

Axis and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The
Articles of Incorporation and By-laws also provide for indemnification of the officer and director of Axis in most cases for any liability suffered by them or arising from their activities as officer and director of Axis if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. The officer and director of Axis are accountable to Axis as fiduciaries, which means such officer and director are required to exercise good faith and integrity in handling Axis's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where Axis has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Axis in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Axis.



Item 13.  Financial statements

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

                                 [18]

Item 14. Changes in and disclosure with accountants on accounting and financial disclosure.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

Item 15.  Financial statements and exhibits.



Exhibits
3.1	Articles of Incorporation
3.2	By-Laws


Signatures


In accordance with Section 12 of the Securities Act of 1934, the Registrant caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.


Axis, Inc.

By:/S/__________________
Danny Lovell
President.

By:/S/__________________
Eliot Thomas
Treasurer.

By:/S/__________________
Adam Shaikh
Secretary.




Merdinger, Fruchter, Rosen & Corso, P.C.
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106

Tel: (212) 757-8400
Fax: (212) 757-6124


Axis.Com, Inc.
(A Development Stage Company)
Financial Statements
August 4, 2000


Axis.Com, Inc.
(A Development Stage Company)
Financial Statements

Contents                               Page

Independent Auditor's Report           1
Balance Sheet                          2
Statement of Operations                3
Statement of Stockholders' Deficiency  4
Statement of Cash Flows                5
Notes to Financial Statements          6-8



Merdinger, Fruchter, Rosen & Corso, P.C.
Certified Public Accountant
888 Seventh Avenue
New York, NY  10106

Tel: (212) 757- 8400
Fax: (212) 757- 6124



Independent Auditor's Report



TO THE BOARD OF DIRECTORS OF AXIS.COM, INC.:


We have audited the accompanying balance sheet of AXIS.COM, INC. (A Developement
Stage Company) as of August 4, 2000 and the related statements of operations, stockholder's equity and cash flows. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AXIS.COM, INC. as of August
4, 2000 and the results of its operations and its cash flows in conformity with generally accepted accounting principles.


Merdinger, Fruchter, Rosen & Corso, P.C.
Certified Public Accountants
New York, NY
August 4, 2000




AXIS.COM, INC.
(A Developement Stage Company)
Balance Sheet
July 31, 2000


Assets                                            $  0

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities                                       $  0


STOCKHOLDER'S EQUITY
  Common stock, $0.001 par value;
    25,000,000 shares authorized,
    3,000,000 shares issued and outstanding       3,000
  Deficit accumulated during
    The developement stage                       (-3,000)
    Total stockholder's equity                       -

    Total liabilities and stockholder's equity     $ -
                                                 ---------



The accompanying notes are an integral part of these consolidated financial statments.



AXIS.COM, INC.
(A Developement Stage Company)
Statements of Operations
August 4, 2000


Revenue                                                     $  -

Legal expenses                                                3000
                                                            -------

Loss from operations before provision for income taxes       (3000)

Provision for income taxes                                     -
                                                            -------

Net loss                                                    $ (3,000)
                                                            ---------

Net loss per share - basic and diluted                      $   -
                                                            ---------

Weighted average number of common shares
 Outstanding                                                3,000,000
                                                            =========



The accompanying notes are an integral part of these consolidated financial statements.




AXIS.COM, INC.
(A Developement Stage Company)
Statement of Stockholder's Equity
August 4, 2000


                                                                   Deficit
                                                                   Accumulated
                                                                   During the
                                          Common Stock             Developement
                                       ------------------          Stage             Total
                                      Shares        Amount         -------------    -------
                                      --------     --------
Balance, August 4, 2000                 -           $  -            $  -             $  -

Issuance of shares for services
- August 4, 2000                      3,000,000     3,000              -              3,000

Net Loss                                -              -            (3,000)          (3,000)
                                      ---------     --------        ------------    --------
Balance, August 4, 2000               3,000,000     $ 3,000         $(3,000)         $    -
                                      =========     ========        ============    ========





The accompanying notes are an integral part of the financial statements.





AXIS.COM, INC.
(A Developement Stage Company)
Statements of Cash Flows
August 4, 2000


CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                          $   (3,000)
  Stock issued for services                              3,000
                                                    ------------
NET CASH USED IN OPERATING ACTIVITIES                       -

                                                    ------------
CASH AND CASH EQUIVALENTS - August 4, 2000          $       -
                                                    ============

SUPPELEMENTAL INFORMATION:
  During the initial period, the Company paid no cash for interest or income taxes.





The accompanying notes are an integral part of these consolidated financial statements.


AXIS.COM, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
AUGUST 4, 2000

NOTE - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Axis.com, Inc. (the "Company") is currently a development-stage company under the provisions of the Financial Accounting Standards Boards ("FASB")Statement of Financial Accounting Standards ("SFAS") NO. 7.The Company was incorporated under the laws of the state of Nevada on August 4, 2000.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes
Income taxes are provided for based on the liability method accounting pursuant to SFAS No.109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequenses on future years of differences between the tax bases of assets and liabilities and their financials reporting amounts at each year-end.

Earnings Per Share
The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share ("DEPS"). The computation of BEPS is computed by dividing income available to common stockholder by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of August 4, 2000, the Company has no securities that would effect loss per share if they were to be dilutive.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income", establish standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.


AXIS.COM, INC.
(A Development sStage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 4, 2000

NOTE 2 - INCOME TAXES

The components of the provision for income taxes as of August 4, 2000, are as follows:

Current Tax Expense                         $     -
 U.S. Federal                                     -
 State and Local                                  -
Total Current

Deferred Tax Expense                              -
 U.S. Federal                                     -
 State and Local                                  -
Total Deferred

Total Tax Provision (Benefit) from
 Continuing Operations                       $    -

The reconsiliation of the effective income tax rate to the Federal statutory rate is as follows:

Federal Income Tax Rate                           34.0%
Effect of Valuation Allowance                   ( 34.0)%
Effective Income Tax Rate                          0.0%

At August 4, 2000, the Company had net carryforward losses of $3,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount and liabilities for financial reporting
purposes and amounts used for income tax purposes.   Significant components of
the Company's deferred tax assets and liabilities as of August 4, 2000 are as follows:

Deferred Tax Assets                          $   1,000
 Loss Carryforwards

 Less:  Valuation Allowances                    (1,000)
 Net Deferred Tax Assets                     $       -

Net operating loss carryforwards expire in 2000.

NOTE 3 -  COMMON STOCK

On August 4, 2000, the Company issued 3,000,000 shares of common stock for services valued at $3,000.